7/6



05009561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway Co

*CURRENT ADDRESS



PROCESSED
JUL 11 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4990 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/11/05

TRANSLATION

NOTICE OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD IN TOKYO, JAPAN ON JUNE 23, 2005

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The financial statements included in this Notice have been prepared in accordance with the Commercial Code and related laws and regulations of Japan.)

EAST JAPAN RAILWAY COMPANY

TOKYO, JAPAN

TRANSLATION

June 3, 2005

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Convocation of the 18th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 18th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

1. Date: At 10:00 a.m., on Thursday, June 23, 2005

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

3. Purpose of Meeting:

Matters to be reported:

1. Presentation of the Business Report, Balance Sheet and Statement of Income for the 18th fiscal year from April 1, 2004 through March 31, 2005

2. Presentation of the Consolidated Balance Sheet and Consolidated Statement of Income for the 18th fiscal year from April 1, 2004 through March 31, 2005, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

Matters to be resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

Agenda Item No. 2: Election of three (3) Directors

Agenda Item No. 3: Election of two (2) Corporate Auditors

(Attached Materials)

BUSINESS REPORT

For the fiscal year from April 1, 2004 through March 31, 2005

I. SUMMARY OF OPERATIONS

1. Business Developments and Results of the Group

(1) Overview

The Japanese economy during this fiscal year continued to recover through steady exports and capital expenditure, as well as improvement in business sector results which spread to the household sector during the first half of the year. During the latter half of the year, while there was a continuous increase in capital expenditure, the Japanese economy entered an adjustment phase in its long-term recovery, in which production weakened along with a decrease in exports, and the rate of increase in personal consumption slowed. In this economic environment, we intensified efforts to increase revenues by making maximum use of train networks and developing the lifestyle service business related to station space utilization, and promoted new businesses aimed at sustainable development.

The Niigata Chuetsu Earthquake of October 23, 2004 caused serious damage to our Shinkansen line and conventional lines and electric power plants, etc. and brought significant anxiety and inconvenience to our customers and shareholders. Although certain sections of the Joetsu Shinkansen line and conventional lines had been suspended, as a result of the group-wide efforts for the restoration, conventional lines and the Joetsu Shinkansen line fully restarted train services on December 27 and 28, 2004, respectively.

As a result, operating revenues during this fiscal year were ¥2,537.4 billion, a decrease of 0.2% compared with the previous fiscal year due to the decrease in revenue from transportation services. Ordinary income was ¥212.3 billion, a decrease of 5.8% compared to the previous year due to the loss on redemption of bonds according to debt assumption agreements, while the operating expenses decreased due to a decrease in personnel cost. Net income was ¥111.5 billion, a decrease of 6.9% compared to the previous fiscal year, due to the impairment loss according to the asset-impairment accounting which was adopted from this fiscal year as well as the disaster loss relating to the Niigata Chuetsu Earthquake.

(2) Summary of Operations by Business Segment

A. Transportation Services

As for transportation services, in railway operations, we upgraded station facilities and customer guidance systems in order to improve safety and customer services, boosted the transport capacity of the conventional line network in the Tokyo metropolitan area, implemented various campaigns and developed products to increase revenues.

On the safety measure side, we strove to boost operational safety based on "Safety Plan 2008", a five-year safety plan started from this fiscal year. We promoted application of the ATS-P system, which automatically stops trains in order to prevent collisions. With respect to counter-measures for earthquakes, after the Niigata Chuetsu Earthquake, strengthening work on elevated railroads, which have been undertaken since the Great Hanshin-Awaji Earthquake, was implemented ahead of the original schedule, and the installation area for the "Train Stoppage Information Communication System" on conventional lines was expanded. To ensure stable transportation, construction to prevent accidents caused by rainfall, such as reinforcement of embankments and improvement of drainage facilities, was implemented for the Tokaido, Musashino and other lines. In order to prevent level crossing accidents, facilities such as crossing gates were improved and the "Crossing Accident Prevention Campaign" was implemented. Furthermore, the "Challenge Safety Campaign" continued to be undertaken to raise employees' safety consciousness.

In order to improve customer service, we implemented various measures to provide "Full Customer Oriented Service." For example, the "Improvement of Service Manners" program was promoted, aimed at establishing the corporate culture where employees spontaneously take action, and the number of "Service Managers" who provide precise guidance to customers at stations was increased. Also elevators and escalators were increased at the stations, and, in case of transport delays and stoppages, we placed LED displays outside entrance gates at major stations in the Tokyo metropolitan area to provide information to customers. Furthermore, the "Lost and Found Management System" aimed at quick inquiry and accurate control of lost property, was expanded to most of the Tokyo metropolitan area. We also prepared for improvements in our telephone services, such as integration of telephone numbers by category of inquiry and extension of service hours as from April 2005.

With respect to the "Suica" card, the "Suica Department" was established in July 2004 to promote mutual use with other transportation service operators and improvement of its functions. In August 2004, mutual use with the "ICOCA" IC card of West Japan Railway Company started. Also in line with the diagram revision in October 2004, the area for the use of Suica in the Tokyo metropolitan area was expanded, and the "Green Car Suica System" was introduced on the Shonan-Shinjuku, Utsunomiya and Takasaki lines. With respect to Mobile Suica, a full-scale field test was started from March 2005 to prepare for the service starting from January 2006. The number of Suica cards issued was approximately 11.3 million as of the end of this fiscal year.

In sales and marketing, we promoted the "Yamagata Destination Campaign" and "Japanese Beauty Hokuriku Travel Campaign" taking advantage of the Shinkansen networks, and the "Japan Snow Project" through collaboration with airline carriers, other transportation service operators and travel agencies, aimed at revival and expansion of the snow leisure market. We also implemented the "Ganbattemasu, Niigata!" campaign with major travel agencies in the Tokyo metropolitan area and the Niigata prefectural government to support reconstruction of the tourist industry and local economy in the Niigata Chuetsu area which had been damaged by the earthquake. In addition, we strove to revitalize tourism across the entire operating area, such as through the "Travel on Local Train" promotion to encourage customers to enjoy a relaxing time while giving exposure to the nature and culture of the area, and the active publicity of travel information using various information magazines. In promoting visitors from overseas, we improved services by establishing the "JR East Overseas Visitors Center" in Narita Airport station and Airport Building No. 2 station in November 2004 and worked to develop travel packages capitalizing off the Company's uniqueness, such as trials of sleeper trains.

As for train services, a diagram revision was implemented in October 2004 and the Shonan-Shinjuku line significantly increased the number of trains running, and direct services between the Saikyo and Rinkai lines (Tokyo Waterfront Area Rapid Transit) were also significantly expanded. Moreover, direct services and seating availability in the Tokyo metropolitan area were improved, such as by introducing green cars on local trains on the Shonan-Shinjuku, Utsunomiya and Takasaki lines. Train services were also improved through introduction of new-model rolling stock for express trains "Sazanami" on the Uchibo line and "Wakashio" on the Sotobo line, and the "Narita Express" increased the number of trains running between Ikebukuro and Narita. In a diagram revision in March 2005, the "Hakutaka" express train increased one roundtrip operation, and express train "Fresh Hitachi" on the Joban line was reinforced by using 11-car trains (formerly 7-car trains) during the rush hours to improve seating availability.

In research and development, we designed and developed a proto-type rolling stock for achieving a maximum speed exceeding 360km/h, with the aim of creating the world's best high-speed rail system. Also, the "NE Train (New Energy Train)," an environmentally-friendly hybrid train with improved storage battery, has been developed and tested. In addition, developments were carried out for the multi-functionalization of the Suica card, such as Mobile Suica and a new advertisement system to deliver detailed information to cellular phones by touching a poster using the Suica card, and research and analysis of consumer behavior around stations were conducted.

As for environmental protection measures, we continued to expand use of power-saving rolling stock and promoted the recycling of waste in the stations, trains and rolling stock centers. We also promoted the "Adatara Tree-Planting Project" campaign, to revitalize the forest by planting trees indigenous to the region. Our "Social and Environmental Report" was awarded the "Environmental Report Grand Prize" in the environmental report category at "The Eighth Environmental Communication Awards" hosted by the Global Environmental Forum and sponsored by the Ministry of the Environment. Furthermore, we actively displayed posters in the trains and held environmental events to enhance recognition of our environmental protection measures.

As for bus services, we strove to enhance bus usage through expansion of express bus networks and promotion of travel packages utilizing synergy of buses and railways, and introduced new-model vehicles improving safety and comfort.

In the monorail services, we significantly increased the number of rapid services running, and "Haneda Airport Building No. 2 Station" started operation in December 2004 simultaneously with the opening of Haneda Airport Terminal No. 2 in an effort to improve customer services.

As a result, for railway operations, the number of passengers was 5.8 billion, down 0.4% from the previous fiscal year, and passenger kilometers were 125.1 billion, down 0.5% from the previous fiscal year, as affected by the Niigata Chuetsu Earthquake. Operating revenues from transportation services were ¥1,836.7 billion, down 0.8% from the previous year, and operating income from transportation services was ¥265.6 billion, up 1.1% from the previous fiscal year reflecting a decrease in operating expenses due to a decrease in personnel cost.

B. Station Space Utilization Services

In the station space utilization services, the "Station Renaissance" program, a campaign aimed at creating new stations for the 21st century, continued to be carried out. For example, "Dila Soga" and "Dila Nishi-Funabashi" were opened in Chiba, and large-scale development of Mito, Koriyama and Akihabara stations were carried out. The number of "NEWDAYS" convenience stores was increased, and the "Eki-ben-ya Umaimon" shop specializing in lunchboxes was developed. Also "ecute Omiya" was opened in Saitama in March 2005, thus implementing the new business model of "retail business for station space development" with the aim of improving the attractiveness of the station space.

As a result, the operating revenues from the station space utilization services amounted to ¥380.1 billion, up 1.1% from the previous fiscal year. Operating income from station space utilization services was ¥26.3 billion, down 2.8% from the previous fiscal year due to increase in cost associated with the introduction of new systems.

C. Shopping Centers and Office Buildings Services

In the shopping centers and office buildings services, "Az East" (Saitama), and other shopping centers were opened, and "Chigasaki Lumine" (Kanagawa), "Shapo Funabashi" (Chiba), "My City" (Tokyo), "Appliese" (Aomori), "Excel" (Ibaraki) and "Yokohama Cial" (Kanagawa) were renovated, and, for other shopping centers, strong tenants with the ability to pull in more customers were actively introduced. Moreover, 12 shopping center operating companies were reorganized into 5 companies through merger to enhance marketing power and financial ground. Also as a part of development of the Tokyo station area, construction of twin-tower buildings in the Yaesu area and "JR East Tokyo Station Nihombashi Entrance Building (R&E Center) (tentative name)" were started.

As a result, the operating revenues from the shopping centers and office buildings services amounted to ¥189.2 billion, up 3.7% from the previous fiscal year. Operating income from the shopping centers and office buildings services was ¥49.8 billion, up 7.7% from the previous fiscal year.

D. Other Services

In other services, as for hotel operations, we demerged Ikebukuro Terminal Building Co., Ltd. into two companies by a company split, and made the split company Hotel Metropolitan Co., Ltd. a key company in our hotel chain in order to strengthen our hotel chain operational capability. In advertising agency operations, we expanded advertising on train car bodies and developed new media to increase sales. Also in order to understand the current status of transportation advertising and improve its value, "10,000 people research" was implemented to research the movement, including train usage, of people living in large cities. With respect to housing development and sales, we continued sales of condominiums at "View Verger Annaka-Haruna" in Gunma and started sales at "View Park Itabashi Yayoi-cho" in Tokyo.

In the credit card business, we strove to expand membership of the "View Suica" card and issued the Lumine Card and Jexer Card incorporating the Suica card function. We also promoted collaboration with other companies and started the JAL Card Suica in December 2004. In addition, the View ETC Card and the "View Suica" revolving card exclusively for revolving payment were newly issued to improve services. Moreover, the "Web Statement Point Service", a service to add points for customers who review their account statements only via the website, was started. As a result, for the View Card as a whole, members exceeding 320 thousand have been obtained during this fiscal year.

In the IT-related businesses such as the Suica business, in July 2004 the "IT Business Department" was established to further promote shopping services using Suica (electronic money), and other new businesses. As the member stores of the electronic money network were expanded to stores in the station space, convenience stores in town, bookshops and general merchandise stores for home electronic appliances, as of the end of this fiscal year, Suica electronic money was available at approximately 1,000 stores.

However, operating revenues from other services amounted to ¥463.9 billion, down 2.6% from the previous fiscal year partly due to the shift from direct sales to business entrustment by East Japan Railway Trading Co., Ltd. for its railway materials transaction, and operating income from other services amounted to ¥17.4 billion, down 2.5% from the previous fiscal year partly due to the decrease in income from the publishing business.

E. Operating Revenues, etc. by Business Segment

Operating revenues, etc. by business segment of the Group for this fiscal year were as described below.

(in billions of yen)

	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Total	Elimination and/or Corporate	Consolidated
Operating revenues							
Outside customers	1,781.7	369.7	181.9	203.9	2,537.4	-	2,537.4
Inside group	54.9	10.3	7.2	259.9	332.5	(332.5)	-
Total	1,836.7	380.1	189.2	463.9	2,870.0	(332.5)	2,537.4
Operating expenses	1,571.0	353.8	139.4	446.4	2,510.7	(331.7)	2,178.9
Operating income	265.6	26.3	49.8	17.4	359.3	(0.7)	358.5

(3) Challenges for the Group

We recognized this fiscal year as the year to show substantive results since it is the fourth year of "New Frontier 21", the medium-term business plan, and aimed at achievement of numerical targets ahead of the schedule. As a result, plans set in "New Frontier 21" have generally shown favorable results, and numerical targets are expected to be achieved in the fifth year. Therefore we released "New Frontier 2008", the new medium-term business plan in January 2005 and implemented this from April 2005.

We define our goal as that of becoming the "Trusted Life-Style Service Creating Group", and as set out in "New Frontier 2008", will work towards "realization of customer expectations". We will strive to improve business results through services satisfactory to our customers, in order to return as many profits as possible to our shareholders. At the same time, we will strive to pursue social responsibility as a corporate group. In addition, we will enhance management transparency through legal compliance and the active disclosure of information in order to respond to shareholders' expectations.

Continued understanding and support from shareholders would be greatly appreciated.

2. Capital Investment of the Group

We made capital investments with a focus on safe and stable transportation, establishment of competitive transportation network, promotion of "Station Renaissance," introduction of IT technology, reduction in maintenance cost and increase in profitability in order to accomplish the "New Frontier 21" plan.

Total amount of capital investment during this fiscal year was ¥319.9 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Transportation Services
- Installations of Automatic Train Stopping system (ATS-P) (the Ito line)
- Introduction of Autonomous decentralized Transport Operation/control System (ATOS) (the Takasaki line and 1 other railway section)
- Constructions to prevent accidents from rainfall (the Musashino line and 1 other railway section)
- Overhead crossing construction in Ikebukuro station for the Saikyo and Yamanote freight-traffic lines
- Installations of elevators and escalators (212 at Omiya and 65 other stations)
- New building of express train rolling stock (54 cars)
- New building of commuter train rolling stock for the Tokyo metropolitan area (562 cars)

(b) Station Space Utilization Services
- Store development based on Station Renaissance program (Omiya station and Nishi-Funabashi station, etc.)

(c) Shopping Centers and Office Buildings Services
- Renewal of shopping centers (My City, etc.)

(d) Other Services
- Renewal of sports facilities (Jexer Todakoen)

(2) Major Construction Works in Progress

(a) Transportation Services
- Constructions to prepare for large-scale earthquakes
- Introduction of Autonomous decentralized Transport Operation/control system (ATOS) (the Saikyo line and 4 other railway sections)
- Constructions to prevent accidents from rainfall (the Joban line and 9 other railway sections)

- Digitalization of ATC systems on conventional lines
- Digitalization of ATC systems on the Tohoku Shinkansen and the Joetsu Shinkansen
- Expansion of Suica usage area
- Installations of elevators and escalators
- New building of Shinkansen rolling stock
- New building of express train rolling stock
- New building of commuter train rolling stock for the Tokyo metropolitan area

(b) Station Space Utilization Services
- Store development based on Station Renaissance program (Shinagawa station and Takasaki station, etc.)

(c) Shopping Centers and Office Buildings Services
- Tokyo station Yaesu area development (phase 1)
- Construction of Tokyo Building
- Construction of "JR East Tokyo Station Nihombashi Entrance Building (R&E Center) (tentative name)"

(d) Other Services
- Construction of HOTEL METS (Akabane)

3. Fund Raising of the Group

We issued bonds, and borrowed long-term loans principally from banks, as detailed below to apply the funds for repayment of long-term liabilities.

	Amount	Details
Bonds	¥130.0 billion	Domestic straight bonds: ¥130.0 billion
Long-term loans principally from banks	¥64.3 billion	
Total	¥194.3 billion	

4. Changes in Results of Operations and State of Assets of the Group and the Company

(1) Changes in Results of Operations and State of Assets of the Group

(in billions of yen, except per share amount)

	15th Fiscal Year (April 2001 to March 2002)	16th Fiscal Year (April 2002 to March 2003)	17th Fiscal Year (April 2003 to March 2004)	18th Fiscal Year (April 2004 to March 2005)
Operating revenues	2,543.3	2,565.6	2,542.2	2,537.4
Ordinary income	135.7	202.6	225.3	212.3
Net income	47.5	97.9	119.8	111.5
Earnings per share	11,887 yen	24,453 yen	29,928 yen	27,868 yen
Total assets	7,022.2	6,853.4	6,781.6	6,716.2
Net assets	930.7	981.8	1,100.1	1,183.5

- In the 15th fiscal year, we strove to increase revenue by utilizing management resources, including railway network such as Shinkansen and station facilities, and promoted management efficiency through overall revision of costs. Operating revenue was ¥2,543.3 billion, ordinary income was ¥135.7 billion and net income was ¥47.5 billion.

- In the 16th fiscal year, we strove to increase revenue by utilizing management resources, including railway network such as Shinkansen with the launch of the route between Morioka and Hachinohe and station facilities, and promoted management efficiency through overall revision of costs and streamlining of assets. Operating revenue was ¥2,565.6 billion, ordinary income was ¥202.6 billion and net income was ¥97.9 billion.

- In the 17th fiscal year, we strove to increase revenue by utilizing management resources, including railway network and station facilities, and promoted management efficiency through overall revision of costs. Operating revenue was ¥2,542.2 billion, ordinary income was ¥225.3 billion and net income was ¥119.8 billion.

- Performance for the 18th fiscal year (this fiscal year) is as described in "1. Business Developments and Results of the Group" above.

(2) Changes in Results of Operations and State of Assets of the Company

(in billions of yen, except per share amount)

	15th Fiscal Year (April 2001 to March 2002)	16th Fiscal Year (April 2002 to March 2003)	17th Fiscal Year (April 2003 to March 2004)	18th Fiscal Year (April 2004 to March 2005)
Operating revenues	1,901.9	1,899.4	1,897.2	1,883.1
Railway operations	1,841.7	1,837.3	1,837.3	1,824.6
Other operations	60.1	62.1	59.8	58.5
Ordinary income	99.3	164.0	183.2	165.8
Net income	71.9	86.9	104.3	96.0
Earnings per share	17,989 yen	21,693 yen	26,035 yen	23,970 yen
Total assets	6,381.6	6,315.3	6,307.3	6,287.6
Net assets	881.4	925.0	1,028.7	1,099.7

II. SUMMARY OF THE COMPANY (as of March 31, 2005)

1. Major Businesses of the Group

The Group is engaged in four categories of services, (i) transportation, (ii) station space utilization, (iii) shopping centers and office buildings services and (iv) other services.

(1) Transportation Services

We are engaged in passenger transportation services with a focus on railway operations. Outline of the railway operations is as described below.

Branch Office	Number of Stations	Operating kilometers (in kilometers)		
		Conventional lines	Shinkansen lines	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	76	313.0	166.5	479.5
Takasaki Branch Office	89	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	288	1,122.8	223.6	1,346.4
Morioka Branch Office	230	977.5	234.5	1,212.0
Akita Branch Office	143	637.2	-	637.2
Niigata Branch Office	190	772.0	168.0	940.0
Nagano Branch Office	131	428.2	77.0	505.2
Total	1,699	6,473.9	1,052.9	7,526.8

The number of rolling stock is 13,197 (11,787 electric railcars, 247 passenger railcars, 536 diesel railcars, 182 locomotives and 445 other rolling stock).

In relation to transportation services, we operate bus services and monorail services.

(2) Station Space Utilization Services

We create commercial space in the stations, and develop retail stores, restaurants and convenience stores, etc.

(3) Shopping Centers and Office Buildings Services

We develop the stations and surrounding sites to operate shopping centers and lease office buildings, etc.

(4) Other Services

We conduct hotel business, advertising and publicity services, housing development and sales business and credit card business, etc.

2. Main Business Offices, etc. of the Group

(1) The Company

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:
Research & Development Center of JR East Group (Saitama)
Overseas Offices (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital
JR East Health Promotion Center (Tokyo)

Branch Offices, etc.:
Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office, Tokyo Electric Construction Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant

(2) Subsidiaries

JR Bus Kanto Co., Ltd. (Tokyo)
Hotel Metropolitan Co., Ltd. (Tokyo)
East Japan Kiosk Co., Ltd. (Tokyo)
Tokyo Monorail Co, Ltd. (Tokyo)
LUMINE Co., Ltd. (Tokyo)
JR Bus Tohoku Co., Ltd. (Miyagi)
Sendai Terminal Building Co., Ltd. (Miyagi)
The EKIBIRU Development Co. TOKYO (Tokyo)
JR East Urban Development Corporation (Tokyo)
Nippon Restaurant Enterprise Co., Ltd. (Tokyo)
East Japan Railway Trading Co., Ltd. (Tokyo)
JR East Japan Information Systems Company (Tokyo)
East Japan Marketing & Communications, Inc. (Tokyo)
East Japan Eco Access Co., Ltd. (Tokyo)
JR East Mechatronics Co., Ltd. (Tokyo)
JR East Facility Management Co., Ltd. (Tokyo)

3. Employees of the Group and the Company

(1) Employees of the Group

Business segment	Number of employees	
Transportation services	57,236	(1,002)
Station space utilization services	4,353	(6,928)
Shopping centers and office buildings services	1,693	(830)
Other services	11,641	(8,673)
Total	74,923	(17,433)

(Note)

*1 Number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies for each of the group companies). Number of temporary employees are shown in parentheses and is not included in the number of employees.

*2 Number of temporary employees does not include dispatched employees and part-timers working for a short time.

(2) Employees of the Company

Number of employees (Increase or decrease during the fiscal year)	Average age	Average years of service
56,317(Decrease by 1,658)	42.9 years	14.8 years

(Note)

*1 From this fiscal year, number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies). Number of employees calculated by the method applicable up to the 17th fiscal year is 66,207.

*2 Average age and average years of service show the figures excluding those seconded from other companies.

4. Information concerning Shares

(1) Total number of shares authorized to be issued by the Company
16,000,000 shares

(2) Total number of issued shares
4,000,000 shares

(3) Total number of shareholders (including fractional shareholders)
320,483 persons

(4) Principal shareholders

Name of shareholder	Number of shares held	Ratio of voting rights	Investment by the Company in principal shareholder	
			Number of shares held	Investment ratio
	(shares)	(%)	(shares)	(%)
Japan Trustee Services Bank, Ltd. (as Trustee)	241,493.00	6.05	-	-
The Master Trust Bank of Japan, Ltd. (as Trustee)	223,373.00	5.59	-	-
Mizuho Corporate Bank, Ltd.	133,441.00	3.34	-	-
The JR East Employees Shareholding Association	124,711.00	3.12	-	-
Sumitomo Mitsui Banking Corporation	105,303.15	2.64	-	-
State Street Bank and Trust Company 505103	97,908.00	2.45	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	95,003.15	2.38	-	-
The Chase Manhattan Bank, N.A. London	91,741.00	2.30	-	-
Nippon Life Insurance Company	80,155.60	2.01	-	-
Mizuho Bank, Ltd.	73,461.56	1.84	-	-

(Notes)

*[1] Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. hold all shares as trustee.

*[2] As of March 31, 2005, the Company held 62,615 shares (0.52% of total shares) of common stock of Mizuho Financial Group, Inc., the 100% owning parent company of Mizuho Holdings, Inc. which is in turn the 100% owning parent company of Mizuho Corporate Bank, Ltd. and Mizuho Bank, Ltd.

*[3] As of March 31, 2005, the Company held 17,231 shares (0.27% of total shares) of common stock of Sumitomo Mitsui Financial Group, Inc., the 100% owning parent company of Sumitomo Mitsui Banking Corporation

*[4] As of March 31, 2005, the Company held 12,669 shares (0.19% of total shares) of common stock of Mitsubishi Tokyo Financial Group, Inc., the 100% owning parent company of The Bank of Tokyo-Mitsubishi, Ltd.

(5) Acquisition, disposition, etc. and holding of the treasury stock

(a) Acquired stock

Common stock: 10,446.32 shares

Total acquisition amount: ¥6,507 million

(b) Disposed stock

Common stock:	7,501.46 shares
Total disposition amount:	¥2,641 million

(c) Invalidated stock

Not applicable.

(d) Stock held at the end of this fiscal year

Common stock:	2,944.86 shares

5. Group Activities

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
Hotel Metropolitan Co., Ltd.	4,000	100.0 (1.3)	Hotel operations
East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
LUMINE Co., Ltd.	2,375	89.5	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	99.5 (8.2)	Hotel operations
The EKIBIRU Development Co. TOKYO	1,500	100.0 (12.9)	Real estate leasing
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (3.7)	Restaurant business and retail sales
East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)

*1 Ratios of voting rights in parentheses represent shares held indirectly by the Company.

*2 Hotel Metropolitan Co., Ltd. merged with Nippon Hotel Co., Ltd. and Hotel Edmont Co., Ltd. as of April 1, 2005 and changed its corporate name to Nippon Hotel Co., Ltd. From April 1, 2005, Nippon Hotel Co., Ltd. became a principal subsidiary.

(2) Developments and Results of Group Activities During this Fiscal Year

With respect to Hotel Metropolitan Co., Ltd., former Ikebukuro Terminal Building Co., Ltd. was demerged by the company split and the split company changed its corporate name to Hotel Metropolitan Co., Ltd. With respect to Sendai Terminal Building Co., Ltd., ratio of voting rights have been changed due to the merger with Koriyama Station Building Co., Ltd. and Yamagata Terminal Building Co., Ltd.

As of March 31, 2005, the Company had 92 consolidated subsidiaries, including 16 principal subsidiaries described in (1) above, and two affiliates accounted for by the equity method. During this fiscal year, one company (new Ikebukuro Terminal Building Co., Ltd. established by the company split of former Ikebukuro Terminal Building Co., Ltd.) was newly consolidated and seven companies (Kameido Station Building Co., Ltd., Meguro Station Building Co., Ltd., Oyama Station Development Co., Ltd., Koriyama Station Building Co., Ltd., Akita Terminal Building Co., Ltd., Echigo Station Development Co., Ltd. and Yamagata Terminal Building Co., Ltd.) were excluded from consolidation. There was no change to affiliates accounted for by the equity method during this fiscal year.

Consolidated operating revenues for this fiscal year amounted to ¥2,537.4 billion, a decrease of 0.2% compared with the previous fiscal year. Consolidated net income for this fiscal year amounted to ¥111.5 billion, a decrease of 6.9% compared with the previous fiscal year.

6. Principal Lenders

Name of lender	Borrowings outstanding (Millions of yen)	Shares of the Company held by the lenders	
		Number of shares held (shares)	Ratio of voting rights (%)
Development Bank of Japan	212,132	-	-
Mizuho Corporate Bank, Ltd.	110,000	133,411.00	3.34
Sumitomo Mitsui Banking Corporation	79,000	105,303.15	2.64
The Bank of Tokyo-Mitsubishi, Ltd.	72,000	95,003.15	2.38
Nippon Life Insurance Company	28,000	80,155.60	2.01
The Mitsubishi Trust and Banking Corporation	26,000	66,002.00	1.65
Mizuho Bank, Ltd.	25,000	73,461.56	1.84

The Dai-Ichi Mutual Life Insurance Company	25,000	71,000.00	1.78

7. Directors and Corporate Auditors

Position and name		Duty or principal occupation
Chairman	Masatake Matsuda	
Vice Chairman	Yoshio Ishida	Technology and Overseas Related Affairs
President and CEO (Representative Director)	Mutsutake Otsuka	
Executive Vice President (Representative Director)	Satoshi Seino	Director General of Corporate Planning Headquarters
Executive Vice President (Representative Director)	Makoto Natsume	Director General of Life-style Business Development Headquarters
Executive Vice President (Representative Director)	Nobuyuki Hashiguchi	Director General of Railway Operations Headquarters
Executive Director	Hiroshi Okawa	General Manager of Tokyo Branch Office
Executive Director	Tetsujiro Tani	In charge of Public Relations Department; In charge of Legal Department; In charge of General Affairs Department
Executive Director	Yoshiaki Arai	Deputy Director General of Life-style Business Development Headquarters
Executive Director	Nobuyuki Sasaki	In charge of Inquiry & Audit Department; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Tetsuro Tomita	Deputy Director General of Corporate Planning Headquarters; General Manager of IT Business Department, Corporate Planning Headquarters; In charge of Finance Department
Executive Director	Masanori Tanaka	In charge of Technology Planning Department, Corporate Planning Headquarters; In charge of Construction Department; In charge of Research & Development Center of JR East Group
Executive Director	Masaki Ogata	Deputy Director General of Railway Operations Headquarters; In charge of Marketing Department, Railway Operations Headquarters; In charge of Suica Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters; In charge of Credit Card Department

Executive Director	Masahiko Ogura	Deputy Director General of Railway Operations Headquarters; In charge of Transport Safety Department, Railway Operations Headquarters; In charge of Facilities Department, Railway Operations Headquarters
Director	Toru Sekine	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Shunichi Suzuki	General Manager of Sendai Branch Office
Director	Yoichi Minami	General Manager of Marketing Department, Railway Operations Headquarters
Director	Kazuyuki Kogure	General Manager of Management Administration Department, Corporate Planning Headquarters
Director	Katsumi Asai	General Manager of Personnel Department; Director of JR East General Education Center
Director	Koichi Sasaki	General Manager of Facilities Department, Railway Operations Headquarters
Director	Tsugio Sekiji	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Shoichiro Yoshida	Chairman, Representative Director and CEO of Nikon Corp.
Director	Takeshi Inoo	
Full-time Corporate Auditor	Toshiaki Omori	
Full-time Corporate Auditor	Jiro Bando	
Corporate Auditor	Kiyoshi Uetani	Attorney-at-law
Corporate Auditor	Tsutoo Matsumoto	Certified public accountant
Corporate Auditor	Shinobu Hasegawa	

(Notes)

1. Mr. Shoichiro Yoshida and Mr. Takeshi Inoo, Directors, are outside directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. Mr. Toshiaki Omori and Mr. Jiro Bando, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Paragraph 1, Article 18 of the Law concerning the

Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations.

3. Mr. Yasutomo Shirakawa, Executive Director, resigned as of May 9, 2004.

4. Mr. Yukio Arimori, Executive Director, Mr. Atsuhiko Kano, Mr. Shinichi Shimizu, Mr. Takao Kubo and Mr. Takao Saito, Directors, resigned as of the conclusion of the 17th Ordinary General Meeting of Shareholders held on June 23, 2004.

8. Amount of Remuneration, etc. to the Accounting Auditor

(1) Total amount of remuneration, etc. to be paid to the accounting auditor of the Company by the Company and subsidiaries: ¥550 million

(2) Total amount of remuneration, etc. to be paid as a compensation for the audit report provided in Paragraph 1, Article 2 of the Certified Public Accountant Law included in the amount in (1) above: ¥512 million

(3) Total amount to be paid by the Company as a remuneration, etc. of the accounting auditor included in the amount in (2) above: ¥129 million

(Note) The amount in (3) above includes the remuneration, etc. for the audit under the Securities and Exchange Law, since there is no classification is provided in the audit agreement between the Company and the accounting auditor with respect to remuneration, etc. for the audit under the Law concerning the Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations and the audit under the Securities and Exchange Law, and it is either practically impossible to classify them.

All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

BALANCE SHEET
(As of March 31, 2005)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥40,124
Railway fares receivable	35,507
Accounts receivable	112,362
Short-term loans receivable	45,607
Marketable securities	154
Real estate for sale	8,618
Inventories	12,799
Prepaid expenses	4,607
Deferred tax assets	57,097
Other current assets	11,304
Allowance for doubtful accounts	(1,520)
Total current assets	326,665
Fixed Assets:	
Fixed assets for railway operations	4,507,298
Fixed assets for other operations	357,723
Fixed assets relating to both operations	328,261
Construction in progress	150,509
Investment and other assets:	
Investment in securities	114,819
Stocks of subsidiaries and affiliates	181,742
Long-term loans receivable	113,284
Long-term prepaid expenses	10,485
Long-term deferred income taxes	179,438
Other investment and other assets	17,881
Allowance for doubtful accounts	(591)
Total investment and other assets	617,059
Total fixed assets	5,960,852
Deferred Assets:	
Bond issue discount	137
Total deferred assets	137
Total Assets	¥6,287,654

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥100,000
Current portion of long-term loans	143,450
Current portion of long-term liabilities incurred for purchase of railway facilities	146,809
Payables	280,226
Accrued expenses	30,226
Accrued consumption tax	10,207
Accrued income taxes	58,746
Fares deposited with regard to railway connecting services	13,015
Deposits received	9,943
Prepaid railway fares received	102,990
Advances received	44,825
Allowance for bonuses to employees	68,721
Allowance for disaster loss	28,647
Other current liabilities	17,152
Total current liabilities	1,054,961
Long-term Liabilities:	
Bonds	1,093,960
Long-term loans	671,209
Long-term liabilities incurred for purchase of railway facilities	1,729,982
Accrued severance and retirement benefits	566,557
Other long-term liabilities	71,263
Total long-term liabilities	4,132,972
Total Liabilities	¥5,187,934
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,600
Retained Earnings:	
Legal reserve	22,173
Voluntary reserves:	
Reserve for special depreciation	917
Reserve for deferred gain on sales of fixed assets	36,453
General reserve	530,000
Total voluntary reserves	567,371
Unappropriated retained earnings	184,593
Total retained earnings	774,138
Net Unrealized Holding Gains on Securities	30,800
Treasury Stock	(1,819)
Total Shareholders' Equity	1,099,720
Total Liabilities and Shareholders' Equity	¥6,287,654

STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,824,636
Operating expenses	1,541,631
Operating income	283,005
Other operations:	
Operating revenues	58,546
Operating expenses	30,864
Operating income	27,681
Total operating income	310,686
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,814
Other non-operating income	25,780
Total non-operating income	28,595
Non-operating expenses:	
Interest expense	147,412
Other non-operating expenses	25,981
Total non-operating expenses	173,394
Ordinary income	165,888

(Millions of yen)

Extraordinary Items	
Extraordinary gains:	
Gain on sales of fixed assets	39,096
Gain on sales of investment in securities	31,155
Construction grants received	79,154
Gain on sale of right of utilization of building volume	26,685
Other extraordinary gains	490
Total extraordinary gains	176,581
Extraordinary losses:	
Loss on sales of fixed assets	10,590
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	74,550
Impairment loss	37,758
Disaster loss	11,904
Transfer for reserve for disaster loss	28,647
Other extraordinary losses	8,950
Total extraordinary losses	172,401
Income before income taxes	170,067
Income taxes-current	117,480
Income taxes-deferred	(43,448)
Net income	96,035
Unappropriated retained earnings brought forward	102,574
Loss on disposition of treasury stock	2,046
Interim cash dividends	11,969
Unappropriated retained earnings at the end of this fiscal year	¥184,593

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1 Basis and method of valuation of securities

Securities are valued according to the Accounting Standards for Financial Instruments.

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliates: moving average cost method
Available-for-sale securities:

- Securities with market value: market method based on fair market value as of the balance sheet date (Valuation differences are reported as a separate item in shareholders' equity, and the cost of sales is determined by the moving average cost method.)
- Securities without market value: moving average cost method

2. Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories: moving average cost method

3. Method of depreciation and amortization of fixed assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(2) Intangible fixed assets

Intangible fixed assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

4. Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Evenly amortized during the life of the bonds.

5. Accounting for allowances

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Accrued severance and retirement benefits

The Company accrues liabilities for severance and retirement benefits at the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date was ¥241,641 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining years of employment at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

(4) Allowance for disaster loss

Allowance for the estimated amount for the restoration cost, etc. associated with the Niigata Chuetsu Earthquake of October 23, 2004 is provided. Such allowance is in accordance with Article 43 of the Enforcement Regulations of the Commercial Code.

6. Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥51,907 million, and the amount in "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" excluding the reduction for condemnation was ¥50,777 million.

7. Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

8. Others

Special exceptions for subsidiaries and affiliates as stipulated in Paragraph 1, Article 48 of the Enforcement Regulations of the Commercial Code have been applied from this fiscal year.

CHANGES TO THE ACCOUNTING POLICIES

Accounting Standards related to Impairment Loss on Fixed Assets (Report on the Setting of Accounting Standards related to Impairment Loss on Fixed Assets (Accounting Standard Board of Japan, August 9, 2002)) and Application Guidelines for Accounting Standards related to Impairment Loss on Fixed Assets (Guideline No. 6 of Application Guidelines for Business Accounting Standards (Business Accounting Standards Committee, October 31, 2003)) may be applied for the fiscal year ending on or after March 31, 2004. The Company applies such accounting standards and guidelines from this fiscal year. As a result, the income before income taxes decreased by ¥37,758 million.

Accumulated impairment loss is deducted directly from the acquisition cost of each asset.

NOTES TO THE BALANCE SHEET

1. All amounts in the Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets ¥4,969,028 million

3. Fixed assets for business operation

Tangible fixed assets: ¥5,162,078 million

Land: ¥1,993,963 million
Buildings: ¥502,703 million
Structures: ¥2,080,624 million
Rolling stock: ¥385,576 million
Others: ¥199,210 million

Intangible fixed assets: ¥31,205 million

4. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥564,783 million

5. Short-term monetary receivables from subsidiaries and affiliates ¥46,512 million

   Long-term monetary receivables from subsidiaries and affiliates ¥113,417 million

6. Short-term monetary payables to subsidiaries and affiliates ¥196,405 million

   Long-term monetary payables to subsidiaries and affiliates ¥2,176 million

7. According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

   However, bonds issued after December 1, 2001 amounting to ¥446,000 million are unsecured.

8. Contingent liabilities

   Original debt under the debt assumption agreements for the bonds issued by the Company: ¥70,000 million

9. Increased net asset value by adoption of the market value as stipulated in Item 3, Article 124 of the Enforcement Regulations of the Commercial Code ¥30,800 million

NOTES TO THE STATEMENT OF INCOME

1. All amounts in the Statement of Income are rounded down to eliminate any amounts less than one million yen.

2. Operating revenues ¥1,883,182 million

3. Operating expenses ¥1,572,496 million
   - Transportation cost and sales cost ¥953,558 million
   - General administrative and selling expenses ¥293,819 million
   - Taxes ¥78,665 million
   - Depreciation cost ¥246,452 million

4. Transactions with subsidiaries and affiliates
   - Operating revenues ¥120,088 million
   - Operating expenses ¥282,780 million
   - Non-operating transactions with subsidiaries and affiliates ¥56,786 million

5. Earnings per share ¥23,970.83

Basis for calculation of earnings per share	
Net income	¥96,035 million
Amount not attributable to common shareholders	¥220 million
(amount of bonuses to directors in the Proposal for Appropriation of Retained Earnings included in the above amount	¥220 million)
Earnings attributable to common shares	¥95,815 million
Average number of issued and outstanding common shares during the fiscal year	3,997,175 shares

6. Impairment loss

The Company classifies the assets mainly by business category or item according to the classification under the management accounting. With respect to the fixed assets for railway operations, the whole railway sections are regarded as a single asset group, as the railway network as a whole produces a single cash flow. Each of the assets decided to be abolished (company-owned house, etc.) and unutilized assets is regarded as an independent unit.

The book values of 138 assets, including the assets whose market prices have drastically dropped due to continuous decline of land prices (company-owned house, etc.) and unutilized assets, have been decreased to their recoverable values, and the decreased amount of ¥37,758 million is recorded under extraordinary loss as impairment loss.

Breakdown of the impairment loss by area

Tokyo metropolitan area: ¥34,762 million
(Land ¥32,676 million; Buildings ¥1,828 million; Others ¥257 million)

Other area: ¥2,996 million
(Land ¥1,663 million; Buildings ¥1,180 million; Others ¥153 million)

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of this fiscal year	¥184,593,782,793
Reversal of reserve for special depreciation	305,977,068
Reversal of reserve for deferred gain on sales of fixed assets	1,603,513,693
Total	186,503,273,554

The Company will appropriate these amounts as follows:

Dividend (¥3,500 per share)	13,989,692,990
Bonuses to directors (of which to corporate auditors: ¥23,637,000)	220,202,000
Reserve for deferred gain on sales of fixed assets	2,082,955,164
General reserve	50,000,000,000
Total	66,292,850,154
Unappropriated retained earnings to be carried forward	¥120,210,423,400

(Note) On December 10, 2004, an interim dividend of ¥11,969,700,000 (¥3,000 per share) was paid to the shareholders.

Copy of Audit Report of the Accounting Auditor

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors

(Translation Omitted)

CONSOLIDATED BALANCE SHEET

(As of March 31, 2005)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥66,950
Notes receivable and accounts receivable - trade	141,785
Railway fares receivable	35,592
Short-term loans receivable	19,678
Marketable securities	1,763
Real estate for sale	11,374
Inventories	33,157
Deferred tax assets	64,826
Other current assets	24,184
Allowance for doubtful accounts	(1,663)
Total current assets	397,649
Fixed Assets:	
Tangible fixed assets	
Buildings and fixtures	2,964,383
Machinery, rolling stock and vehicles	613,974
Land	2,026,941
Construction in progress	151,736
Other tangible fixed assets	43,672
Total tangible fixed assets	5,800,707
Intangible fixed assets	
Utility rights, etc.	101,540
Consolidation difference	2,313
Total intangible fixed assets	103,854
Investment and other assets:	
Investment in securities	154,764
Long-term loans receivable	3,619
Deferred tax assets	199,818
Other investment and other assets	57,044
Allowance for doubtful accounts	(1,444)
Total investment and other assets	413,801
Total fixed assets	6,318,363
Deferred Assets	254
Total Assets	¥6,716,268

Liabilities	*(Millions of yen)*
Current Liabilities:	
Notes payable and accounts payable - trade	¥50,567
Short-term loans	158,702
Current portion of long-term liabilities incurred for purchase of railway facilities	147,612
Payables	275,819
Accrued consumption tax	12,821
Accrued income taxes	71,782
Fares deposited with regard to railway connecting services	12,070
Prepaid railway fares received	103,403
Allowance for bonuses to employees	79,479
Allowance for disaster loss	28,647
Other current liabilities	175,460
Total current liabilities	1,116,367
Long-term Liabilities:	
Bonds	1,093,860
Long-term loans	687,941
Long-term liabilities incurred for purchase of railway facilities	1,745,215
Deferred tax liabilities	1,861
Accrued severance and retirement benefits	598,923
Other long-term liabilities	262,311
Total long-term liabilities	4,390,112
Total Liabilities	5,506,480
Minority Interests	26,242
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus	96,600
Retained Earnings	856,664
Net Unrealized Holding Gains on Securities	32,551
Treasury Stock	(2,270)
Total Shareholders' Equity	1,183,545
Total Liabilities, Minority Interests and Shareholders' Equity	¥6,716,268

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues	¥2,537,480
Operating expenses:	
Transportation, other services and cost of sales	1,677,929
Selling, general and administrative expenses	501,016
Total operating expenses	2,178,946
Operating income	358,534
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	1,256
Equity in net income of affiliated companies	290
Other non-operating income	28,108
Total non-operating income	29,655
Non-operating expenses:	
Interest expense	148,431
Other non-operating expenses	27,418
Total non-operating expenses	175,849
Ordinary income	212,339

Extraordinary Items	*(Millions of yen)*
Extraordinary gains:	
Gain on sales of fixed assets	38,913
Gain on sales of investment in securities	39,516
Construction grants received	79,727
Gain on sale of right of utilization of building volume	26,685
Other extraordinary gains	1,996
Total extraordinary gains	186,839
Extraordinary losses:	
Loss on sales of fixed assets	11,009
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	75,123
Impairment loss	46,355
Disaster loss	11,933
Transfer for reserve for disaster loss	28,647
Other extraordinary losses	25,909
Total extraordinary losses	198,978
Income before income taxes	200,200
Income taxes-current	137,408
Income taxes-deferred	(51,045)
Minority interests	2,246
Net income	¥111,592

NOTES

BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1. Matters regarding the scope of consolidation

Among the subsidiaries, 92 companies including JR Bus Kanto Co., Ltd., Hotel Metropolitan Co., Ltd. and East Japan Kiosk Co., Ltd. are included in the consolidation.

Newly consolidated subsidiaries is Ikebukuro Terminal Building Co., Ltd. established by the company split of former Ikebukuro Terminal Building Co., Ltd., into Hotel Metropolitan Co., Ltd. (split company) and Ikebukuro Terminal Building Co., Ltd. (new company). Koriyama Station Building Co., Ltd. was merged with Sendai Terminal Building Co., Ltd. and dissolved, Kameido Station Building Co., Ltd. and Meguro Station Building Co., Ltd. were merged with The EKIBIRU Development Co. Tokyo and dissolved, Oyama Station Development Co., Ltd. was merged with Utsunomiya Station Development Co., Ltd. and dissolved, and Akita Terminal Building Co., Ltd. was merged with Akita Station Department Store Co., Ltd. (currently Akita Station Building Co., Ltd.) and dissolved, all as of April 1, 2004. Also as of October 1, 2004, Yamagata Terminal Building Co., Ltd. was merged with Sendai Terminal Building Co., Ltd. and dissolved, and Echigo Station Development Co., Ltd. was merged with Tokky Co., Ltd. and dissolved.

Kokubunji Terminal Building Co., Ltd. merged a non-consolidated subsidiary Tokyo Vanguard Co., Ltd., Morioka Terminal Building Co., Ltd. merged a non-consolidated subsidiary Morioka Station Building Co., Ltd., Shinano Enterprise Co., Ltd. merged a non-consolidated subsidiary Nagano Commodity Service Co., Ltd., and Tetsudo Kaikan Co., Ltd. merged non-consolidated subsidiaries R.B. Urban Construction Design Co., Ltd. and Tokyo Food Planning Co., Ltd., respectively.

Non-consolidated subsidiaries include NRE Daimasu Co., Ltd. and Yanrei Co., Ltd. Either of the total amount of the asset, sales, net income and loss, and retained earnings of the non-consolidated subsidiaries corresponding to the Company's equity is not significant compared to those of the consolidated subsidiaries, and will not affect reasonable judgment of the Group's financial condition or business results when such subsidiaries are excluded from consolidation.

2. Matters regarding application of the equity method

Among the affiliates, the equity method is applied to the investment to Central Securities Patrols Co., Ltd. and JTB Corp.

With respect to the investment to non-consolidated subsidiaries and affiliates not using the equity method (including Yamagata JR Direct Express Holding Co., Ltd.) either of the total amount of the net income and loss and retained earnings of each company corresponding to the Company's equity is not significant compared to those of the consolidated subsidiaries and equity method affiliated companies, and will not affect the consolidated net income and loss or consolidated retained earnings, and therefore the equity method is not applied.

As for the equity method affiliated companies which have different fiscal year end date from the consolidated fiscal year end date, financial statements for the fiscal year of such companies are used.

3. Matters regarding fiscal years of the consolidated subsidiaries

Among the consolidated subsidiaries, fiscal year end date of Akihabara Co., Ltd. and The Orangepage, Inc. is February 28. Financial statements as of that date are used to prepare the consolidated financial statements, with necessary adjustments regarding important transactions occurred between that date and the consolidated fiscal year end date.

Fiscal year end date of Gala Yuzawa Co., Ltd. is September 30, and its balance sheet and statement of income has been prepared based on the provisional settlement of account conducted as of the consolidated fiscal year end date.

4. Matters regarding accounting standards

(1) Basis and method of valuation of important assets

(a) Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity, and the cost of sales is determined mainly by the moving average cost method.)
- Securities without market value: mainly by the moving average cost method

(b) Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories for railway operations: moving average cost method
Merchandise inventories: mainly retail cost method or first-in first-out cost method
Others: mainly last purchased cost method

(2) Method of depreciation and amortization of important depreciable assets

(a) Tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method. Some of the tangible fixed assets of consolidated subsidiaries are depreciated using straight line method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method.

Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(b) Intangible fixed assets

Intangible fixed assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

(3) Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Evenly amortized during the life of the bonds.
Development cost for three consolidated subsidiaries are evenly amortized for five years.

(4) Accounting for allowances

(a) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(b) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(c) Accrued severance and retirement benefits

The Group accrues liabilities for severance and retirement benefits at the end of the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the consolidated balance sheet date was ¥245,134 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining years of employment at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (mainly 10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following consolidated fiscal year.

(d) Allowance for disaster loss

Allowance for the estimated amount for the restoration cost, etc. associated with the Niigata Chuetsu Earthquake of October 23, 2004 is provided.

(5) Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Group receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the consolidated statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥51,907 million, and the amount in "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" excluding the reduction for condemnation was ¥50,777 million.

(6) Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

5. Matters regarding valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries are recorded using the fair value method.

6. Matters regarding amortization of consolidation difference

Consolidation differences are amortized over 5 years on a straight-line basis.

CHANGES TO THE BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

Accounting Standards related to Impairment Loss on Fixed Assets (Report on the Setting of Accounting Standards related to Impairment Loss on Fixed Assets (Accounting Standard Board of Japan, August 9, 2002)) and Application Guidelines for Accounting Standards related to Impairment Loss on Fixed Assets (Guideline No. 6 of Application Guidelines for Business Accounting Standards (Business Accounting Standards Committee, October 31, 2003)) may be applied for the consolidated fiscal year ending on or after March 31, 2004. The Company applies such accounting standards and guidelines from this consolidated fiscal year. As a result, the income before income taxes decreased by ¥46,355 million.

Accumulated impairment loss is deducted directly from the acquisition cost of each asset.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1. All amounts in the Consolidated Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets ¥5,560,850 million

3. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥564,783 million

4. Pledged assets

(1) According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

However, bonds issued after December 1, 2001 amounting to ¥446,000 million are unsecured.

(2) Pledged assets are as follows:

Buildings and fixtures:	¥37,821 million
Others:	¥504 million
Total:	¥38,325 million

Liabilities corresponding to the above are as follows:

Long-term loans:	¥4,738 million

Others:	¥620 million
Total:	¥5,358 million

(3) Assets in foundation mortgage (railway foundation) are as follows:

Buildings and fixtures:	¥56,055 million
Others:	¥9,115 million
Total:	¥65,170 million

Liabilities corresponding to the above are as follows:
Long-term liabilities incurred for purchase of railway facilities:
¥16,035 million

5. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥70,000 million

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

1. All amounts in the Consolidated Statement of Income are rounded down to eliminate any amounts less than one million yen.

2. Earnings per share ¥27,868.00

Basis for calculation of earnings per share	
Net income	¥111,592 million
Amount not attributable to common shareholders	¥220 million
(amount of bonuses to directors in the Proposal for Appropriation of Retained Earnings included in the above amount	¥220 million)
Earnings attributable to common shares	¥111,371 million
Average number of issued and outstanding common shares during the fiscal year	3,996,410 shares

3. Impairment loss

The Group classifies the assets mainly by business category or item according to the classification under the management accounting. With respect to the fixed assets for railway operations of the Company, the whole railway sections are regarded as a single asset group, as the railway network as a whole produces a single cash flow. Each of the assets decided to be abolished (company-owned house, etc.) and unutilized assets is regarded as an independent unit.

The book values of 169 assets, including the assets whose market prices have drastically dropped due to continuous decline of land prices (company-owned house, etc.) and unutilized assets, have been decreased to their recoverable values, and the decreased amount of ¥46,355 million is recorded under extraordinary loss as impairment loss.

Breakdown of the impairment loss by area

Tokyo metropolitan area: ¥42,440 million
(Land ¥38,267 million; Buildings and Fixtures ¥3,938 million; Others ¥234 million)

Other area: ¥3,914 million
(Land ¥2,497 million; Buildings and Fixtures ¥1,386 million; Others ¥30 million)

Copy of Audit Report of the Accounting Auditor concerning Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Consolidated Financial Statements

(Translation Omitted)

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. The total number of voting rights held by all the shareholders

3,994,429

2. Agenda and Reference Materials

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

For the appropriation of earnings, we are taking into consideration enhancement of retained earnings for future development of our business focusing on station and railway operations on a sound foundation, as well as stable return of profits to shareholders.

Along with this policy, the content of the proposed agendum is as set forth on page 31.

An interim cash dividend of ¥3,000 per share was paid in December 2004. The year-end dividend for the 18th fiscal year is proposed to be ¥3,500 per share, adding ¥500 to the ordinary dividend of ¥3,000 paid in June 2004.

Agenda Item No. 2: Election of three (3) Directors

As Mr. Makoto Natsume and Mr. Hiroshi Okawa, Directors, will resign at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect directors to fill such vacancies and one (1) additional director, three (3) directors in total.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Hiroshi Sawada (May 20, 1951)	April 1975 Entered Japanese National Railways April 1983 Assistant of Employee Relations Section, Employee Relations Department March 1987 Manager of Personnel Section, General Affairs Division, Sendai Railways Management Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tohoku District Head Office November 1987 Deputy General Manager of Morioka	2 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Branch Office April 1988 Manager of General Affairs Division, Morioka Branch Office April 1990 Manager of Labor Division, Personnel Department June 1991 Manager of Labor Division, Personnel Department December 1994 Manager of Management Administration Department, Corporate Planning Headquarters June 1998 Manager of Personnel Department June 2000 General Manager of Life-style Business Development Headquarters April 2003 General Manager of Life-style Business Development Headquarters June 2003 Officer and General Manager of Morioka Branch Office (continuing to the present) *Representation of other companies: President and Representative Director of Juster Co., Ltd.	
2	Hiroyuki Nakamura (May 24, 1951)	April 1975 Entered Japanese National Railways February 1986 Assistant of Budget Section, Accounting Department April 1987 Entered the Company, Personnel Department (dispatched to Japanese National Railways Settlement Corporation) March 1988 Manager of General Affairs Division, Niigata Branch Office April 1991 Manager of Office of Head Office Management, General Affairs Division, General Affairs Department November 1992	7 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Manager of General Affairs Division, Tohoku District Head Office December 1995 Manager of Planning Division, Marketing Department June 1998 Life-style Business Development Headquarters (dispatched to Joh-Shin-Etsu Highlands Development Co., Ltd.) November 1999 Life-style Business Development Headquarters (dispatched to Gala Yuzawa Co., Ltd.) June 2001 General Manager of Health & Welfare Department June 2003 Officer and General Manager of Niigata Branch Office (continuing to the present)	
3	Toru Owada (October 7, 1953)	April 1977 Entered Japanese National Railways March 1984 Senior Staff of Management Planning Office April 1987 Entered the Company, Senior Staff of Management Administration Department, Corporate Planning Headquarters February 1989 Manager of Marketing Development Division, Takasaki Branch Office June 1991 Manager of Management Administration Department, Corporate Planning Headquarters June 1995 Manager of Marketing Division, Tokyo District Head Office April 1998 Manager of Marketing Division, Tokyo Branch Office June 1998 Life-style Business Development Headquarters (dispatched to East Japan Kiosk Co., Ltd.)	10 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 2000 Manager of Management Administration Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Management Administration Department, Corporate Planning Headquarters June 2003 General Manager of Finance Department (continuing to the present)	

(Note)

There is no special interest between the Company and any of the above candidates.

Agenda Item No. 3: Election of two (2) Corporate Auditors

As the term of office of two Corporate Auditors, namely Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect two (2) Corporate Auditors.

The Board of Corporate Auditors has approved this agenda.

The candidates for Corporate Auditors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Kiyoshi Uetani (March 31, 1934)	April 1958 Assistant Judge of Osaka District Court and Osaka Family Court April 1961 Civil Affairs Bureau and General Affairs Bureau, Supreme Court Secretariat August 1965 Assistant Judge of Iwamizawa Branch, Sapporo District Court and Iwamizawa Branch, Sapporo Family Court April 1968 Judge of Iwamizawa Branch, Sapporo District Court and Iwamizawa Branch, Sapporo Family Court August 1968 Instructor of Legal Research and Training	6 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Institute August 1972 Judge of Tokyo District Court April 1974 Counselor of the Cabinet Legislation Bureau July 1979 Judge of Tokyo District Court (department supervisor) April 1982 Instructor of Legal Research and Training Institute (First Department) July 1983 Director-General of Civil Affairs Bureau and Administration Bureau, Supreme Court Secretariat February 1988 President of Nara District Court and Nara Family Court December 1989 Judge of Tokyo High Court (department supervisor) November 1995 Director-General of Sendai High Court September 1997 Director-General of Osaka High Court December 1999 Admitted to bar (Dai-ichi Tokyo Bar Association) (continuing to the present) June 2002 Corporate Auditor of the Company (continuing to the present)	
2	Tsutoo Matsumoto (February 16, 1935)	October 1961 Entered Shuji Ozawa Certified Public Accountant Joint Office July 1969 Entered Asahi Accounting Company September 1980 Representative Partner of the same June 1985 Executive Board Member of the Japanese Institute of Certified Public Accountants April 1989 Officer of Business Accounting Council of the Ministry of Finance	6 shares

tk-161281 v6

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		May 1995 Senior Director of Asahi & Co. June 1998 Auditor of the Japanese Institute of Certified Public Accountants May 1999 Vice Managing Partner of Asahi & Co. May 2001 Counselor of the same June 2002 Corporate Auditor of the Company (continuing to the present)	

(Notes)

1. There is no special interest between the Company and any of the above candidates.

2. Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto are candidates for outside Corporate Auditors as required under Paragraph 1, Article 18 of the Law concerning the Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations.

TRANSLATION

June 23, 2005

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Resolutions at the 18th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 18th Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported:

1. Presentation of the Business Report, Balance Sheet and Statement of Income for the 18th fiscal year from April 1, 2004 through March 31, 2005

   Contents of the above financial statements were reported.

2. Presentation of the Consolidated Balance Sheet and Consolidated Statement of Income for the 18th fiscal year from April 1, 2004 through March 31, 2005, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

   Contents of the above consolidated financial statements and audit reports were reported.

Matters resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 18th fiscal year

Approved as proposed. The year-end dividend shall be ¥3,500 per share.

Agenda Item No. 2: Election of three (3) Directors

As proposed, Messrs. Hiroshi Sawada, Hiroyuki Nakamura and Toru Owada were elected as Directors and assumed their offices.

Agenda Item No. 3: Election of two (2) Corporate Auditors

As proposed, Messrs. Kiyoshi Uetani and Tsutoo Matsumoto were elected as Corporate Auditors and assumed their offices.

Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto are outside Corporate Auditors as prescribed in Paragraph 1, Article 18 of the Law concerning the Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations.

Additional Information

1. At the meeting of the Board of Directors held following the conclusion of this Ordinary General Meeting of Shareholders, following persons were elected as Representative Director/Director with executive position and assumed their offices as follows:

Executive Vice President and Representative Director	Nobuyuki Sasaki
Executive Director	Kazuyuki Kogure

2. Following the conclusion of this Ordinary General Meeting of Shareholders, Messrs. Toshiaki Omori and Jiro Bando were mutually elected as Full-time Corporate Auditors by the Corporate Auditors and assumed their offices.

(Summary English Translation)

Business Report for the 18th Fiscal Period

April 1, 2004 through March 31, 2005

East Japan Railway Company

To Our Shareholders

Compliments of Mutsutake Otsuka, the President and CEO of the Company, are mentioned.

Outline of Business

Overview:

Annual consolidated results for the 18th fiscal period are outlined.

Transportation Services:
Station Space Utilization Services:
Shopping Centers and Office Building Services:
Other Services:

Outline and annual results of each segment is mentioned. Graphs of operating revenue/operating income (and passenger kilometers with respect to transportation services) are included.

BALANCE SHEET

(As of March 31, 2005)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥40,124
Railway fares receivable	35,507
Accounts receivable	112,362
Short-term loans receivable	45,607
Marketable securities	154
Real estate for sale	8,618
Inventories	12,799
Prepaid expenses	4,607
Deferred tax assets	57,097
Other current assets	11,304
Allowance for doubtful accounts	(1,520)
Total current assets	326,665
Fixed Assets:	
Fixed assets for railway operations	4,507,298
Fixed assets for other operations	357,723
Fixed assets relating to both operations	328,261
Construction in progress	150,509
Investment and other assets:	
Investment in securities	114,819
Stocks of subsidiaries and affiliates	181,742
Long-term loans receivable	113,284
Long-term prepaid expenses	10,485
Long-term deferred income taxes	179,438
Other investment and other assets	17,881
Allowance for doubtful accounts	(591)
Total investment and other assets	617,059
Total fixed assets	5,960,852
Deferred Assets:	
Bond issue discount	137
Total deferred assets	137
Total Assets	¥6,287,654

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥100,000
Current portion of long-term loans	143,450
Current portion of long-term liabilities incurred for purchase of railway facilities	146,809
Payables	280,226
Accrued expenses	30,226
Accrued consumption tax	10,207
Accrued income taxes	58,746
Fares deposited with regard to railway connecting services	13,015
Deposits received	9,943
Prepaid railway fares received	102,990
Advances received	44,825
Allowance for bonuses to employees	68,721
Allowance for disaster loss	28,647
Other current liabilities	17,152
Total current liabilities	1,054,961
Long-term Liabilities:	
Bonds	1,093,960
Long-term loans	671,209
Long-term liabilities incurred for purchase of railway facilities	1,729,982
Accrued severance and retirement benefits	566,557
Other long-term liabilities	71,263
Total long-term liabilities	4,132,972
Total Liabilities	¥5,187,934
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,600
Retained Earnings:	
Legal reserve	22,173
Voluntary reserves:	
Reserve for special depreciation	917
Reserve for deferred gain on sales of fixed assets	36,453
General reserve	530,000
Total voluntary reserves	567,371
Unappropriated retained earnings	184,593
Total retained earnings	774,138
Net Unrealized Holding Gains on Securities	30,800
Treasury Stock	(1,819)
Total Shareholders' Equity	1,099,720
Total Liabilities and Shareholders' Equity	¥6,287,654

STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,824,636
Operating expenses	1,541,631
Operating income	283,005
Other operations:	
Operating revenues	58,546
Operating expenses	30,864
Operating income	27,681
Total operating income	310,686
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,814
Other non-operating income	25,780
Total non-operating income	28,595
Non-operating expenses:	
Interest expense	147,412
Other non-operating expenses	25,981
Total non-operating expenses	173,394
Ordinary income	165,888

(Millions of yen)

Extraordinary Items

Extraordinary gains:	
Gain on sales of fixed assets	39,096
Gain on sales of investment in securities	31,155
Construction grants received	79,154
Gain on sale of right of utilization of building volume	26,685
Other extraordinary gains	490
Total extraordinary gains	176,581
Extraordinary losses:	
Loss on sales of fixed assets	10,590
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	74,550
Impairment loss	37,758
Disaster loss	11,904
Transfer for reserve for disaster loss	28,647
Other extraordinary losses	8,950
Total extraordinary losses	172,401
Income before income taxes	170,067
Income taxes-current	117,480
Income taxes-deferred	(43,448)
Net income	96,035
Unappropriated retained earnings brought forward	102,574
Loss on disposition of treasury stock	2,046
Interim cash dividends	11,969
Unappropriated retained earnings at the end of this fiscal year	¥184,593

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of this fiscal year	¥184,593,782,793
Reversal of reserve for special depreciation	305,977,068
Reversal of reserve for deferred gain on sales of fixed assets	1,603,513,693
Total	186,503,273,554

The Company will appropriate these amounts as follows:

Dividend (¥3,500 per share)	13,989,692,990
Bonuses to directors (of which to corporate auditors: ¥23,637,000)	220,202,000
Reserve for deferred gain on sales of fixed assets	2,082,955,164
General reserve	50,000,000,000
Total	66,292,850,154
Unappropriated retained earnings to be carried forward	¥120,210,423,400

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥66,950
Notes receivable and accounts receivable - trade	141,785
Railway fares receivable	35,592
Short-term loans receivable	19,678
Marketable securities	1,763
Real estate for sale	11,374
Inventories	33,157
Deferred tax assets	64,826
Other current assets	24,184
Allowance for doubtful accounts	(1,663)
Total current assets	397,649
Fixed Assets:	
Tangible fixed assets	
Buildings and fixtures	2,964,383
Machinery, rolling stock and vehicles	613,974
Land	2,026,941
Construction in progress	151,736
Other tangible fixed assets	43,672
Total tangible fixed assets	5,800,707
Intangible fixed assets	
Utility rights, etc.	101,540
Consolidation difference	2,313
Total intangible fixed assets	103,854
Investment and other assets:	
Investment in securities	154,764
Long-term loans receivable	3,619
Deferred tax assets	199,818
Other investment and other assets	57,044
Allowance for doubtful accounts	(1,444)
Total investment and other assets	413,801
Total fixed assets	6,318,363
Deferred Assets	254
Total Assets	¥6,716,268

Liabilities	*(Millions of yen)*
Current Liabilities:	
Notes payable and accounts payable - trade	¥50,567
Short-term loans	158,702
Current portion of long-term liabilities incurred for purchase of railway facilities	147,612
Payables	275,819
Accrued consumption tax	12,821
Accrued income taxes	71,782
Fares deposited with regard to railway connecting services	12,070
Prepaid railway fares received	103,403
Allowance for bonuses to employees	79,479
Allowance for disaster loss	28,647
Other current liabilities	175,460
Total current liabilities	1,116,367
Long-term Liabilities:	
Bonds	1,093,860
Long-term loans	687,941
Long-term liabilities incurred for purchase of railway facilities	1,745,215
Deferred tax liabilities	1,861
Accrued severance and retirement benefits	598,923
Other long-term liabilities	262,311
Total long-term liabilities	4,390,112
Total Liabilities	5,506,480
Minority Interests	26,242
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus	96,600
Retained Earnings	856,664
Net Unrealized Holding Gains on Securities	32,551
Treasury Stock	(2,270)
Total Shareholders' Equity	1,183,545
Total Liabilities, Minority Interests and Shareholders' Equity	¥6,716,268

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2005)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues	¥2,537,480
Operating expenses:	
Transportation, other services and cost of sales	1,677,929
Selling, general and administrative expenses	501,016
Total operating expenses	2,178,946
Operating income	358,534
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	1,256
Equity in net income of affiliated companies	290
Other non-operating income	28,108
Total non-operating income	29,655
Non-operating expenses:	
Interest expense	148,431
Other non-operating expenses	27,418
Total non-operating expenses	175,849
Ordinary income	212,339

Extraordinary Items	(Millions of yen)
Extraordinary gains:	
Gain on sales of fixed assets	38,913
Gain on sales of investment in securities	39,516
Construction grants received	79,727
Gain on sale of right of utilization of building volume	26,685
Other extraordinary gains	1,996
Total extraordinary gains	186,839
Extraordinary losses:	
Loss on sales of fixed assets	11,009
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	75,123
Impairment loss	46,355
Disaster loss	11,933
Transfer for reserve for disaster loss	28,647
Other extraordinary losses	25,909
Total extraordinary losses	198,978
Income before income taxes	200,200
Income taxes-current	137,408
Income taxes-deferred	(51,045)
Minority interests	2,246
Net income	¥111,592

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Translation omitted)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Translation omitted)

SEGMENT INFORMATION BY BUSINESS CATEGORIES

(Translation omitted)

Outline of the Company (As of March 31, 2005)

Transportation Services:

Railway operations:

Operating kilometers: 7,526.8km

(Shinkansen: 1,052.9km, Ordinary railway: 6,473.9km)

Total number of stations: 1,699

Total number of rolling stock: 13,197

Other operations: bus services and monorail services

Station Space Utilization Services:

Major operations: retail sores, restaurants, convenience stores, etc.

Shopping Centers and Office Building Services:

Major operations: operation of shopping centers, lease of office buildings

Other Services:

Major operations: hotel business, advertising and publicity services, housing development and sales business, credit card business, etc.

Total Number of Employees:

Consolidated: 74,923

Non-consolidated: 56,317

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares

Total number of outstanding shares: 4,000,000 shares

Total number of shareholders as of the end of the fiscal year: 320,483 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares a shareholder represents are included.

Directors and Corporate Auditors (As of June 23, 2005)

Names of 24 directors (including 4 representative directors) and 5 corporate auditors are mentioned.

New Frontier 2008

New Frontier 2008, the medium-term business plan, is outlined.